LORD ABBETT FLOATING RATE HIGH INCOME FUND

90 Hudson Street

Jersey City, NJ 07302

May 1, 2020

VIA EDGAR

Ms. Jaea F. Hahn

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Floating Rate High Income Fund (the “Fund”)
File Nos. 333-236544 and 811-23510

Dear Ms. Hahn,

Reference is made to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) filed on February 20, 2020 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of the Fund (formerly named Lord Abbett Enhanced Floating Rate Fund).

This letter responds to comments provided via email by Jaea Hahn on March 20, 2020 to Pamela P. Chen regarding Pre-Effective Amendment No. 1 to the Registration Statement. Pre-Effective Amendment No. 2 to the Registration Statement, which is expected to be filed with the Commission in May 2020 (the “Amendment”), will reflect the changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Front Cover Page

1.	Please disclose the amount of securities to be registered. See Item 1.c of Form N-2.

Response: The amount of securities to be registered by the Fund will be included on the front cover page of the prospectus.

Prospectus Cover Page

Investment Strategy (p. 1)

2.	Please briefly explain what a floating rate of income means in Plain English.

Response: The disclosure on page 1 will be revised to add the following sentence: “A floating rate of income means a level of income that generally varies with changing interest rates.”

Ms. Jaea Hahn

May 1, 2020

3.	If accurate, please state that the issuers of the floating or adjustable rate instruments in which the Fund invests may be located within, and outside the US, including in emerging market countries.

Response: The requested disclosure will be added.

Leverage (pp. 1-2)

4.	In addition to the Fund’s use of leverage to purchase portfolio securities, please consider disclosing whether a significant percentage of the debt securities held by the Fund will be leveraged loans or securities issued by highly leveraged borrowers.

Response: In response to this comment, disclosure will be added to the “Investment Strategies” section of the Prospectus as follows:

In addition, a significant amount of the Fund’s investments may consist of loans to highly indebted companies (so called “leveraged loans”).

Additionally, disclosure will be added to Loans, Participations and Assignments Risk in the “Principal Risks of the Fund” section of the Prospectus as follows:

At any given time and from time to time substantially all of the Fund’s portfolio may consist of loans to highly indebted companies (so called “leveraged loans”).

Interval Fund/Repurchase Offers (p. 1)

5.	Please clarify that because the Fund’s shares are not listed on an exchange, no secondary market will develop for the shares and the only source of liquidity for shareholders will be the Fund’s periodic repurchase offers.

Response: The requested clarification will be added.

6.	Please disclose, if applicable, the timing of the initial repurchase offer. See Guide 10 to Form N-2.

Response: The requested disclosure will be added regarding the timing of the Fund’s initial repurchase offer.

Investment Risks (pp. 2-3)

7.	We note that significant market events from the coronavirus have occurred since the registration statement was filed. Please consider whether the Fund’s disclosures, including its risk disclosures (e.g., related to interest rate, credit, liquidity, and global market risks), should be revised based on how these events are effecting the markets for floating rate investments. If the Fund believes that no additional disclosures are warranted, please explain supplementally why not.

Ms. Jaea Hahn

May 1, 2020

Response: In response to the Staff’s comment and developments since the filing of the Registration Statement, the Fund has enhanced its disclosures under the “Prospectus Summary—Principal Risks of the Fund” and “Principal Risks of the Fund” sections of the Prospectus and the “Investment Objective, Policies, and Risks” sections of the SAI as shown (in relevant part) below.

Prospectus: Prospectus Summary—Principal Risks of the Fund

Market Disruption and Geopolitical Risk: Geopolitical and other events (e.g., wars, terrorism, ~~or~~ natural disasters, epidemics or pandemics) may disrupt securities markets and adversely affect global economies and markets, thereby decreasing the value of the Fund’s investments. Sudden or significant changes in the supply or prices of commodities or other economic inputs may have material and unexpected effects on both global securities markets and individual countries, regions, sectors, companies, or industries, which could significantly reduce the value of the Fund’s investments. Securities markets also may be susceptible to market manipulation (e.g., the manipulation of the LIBOR) or other fraudulent trading practices, which could disrupt the orderly functioning of markets, increase overall market volatility or reduce the value of investments traded in them, including investments of the Fund. Instances of fraud and other deceptive practices committed by senior management of certain companies in which the Fund invests may undermine Lord Abbett’s due diligence efforts with respect to such companies, and if such fraud is discovered, negatively affect the value of the Fund’s investments. Financial fraud also may impact the rates or indices underlying the Fund’s investments.

An outbreak of a respiratory disease caused by a novel coronavirus (known as COVID-19) has resulted in a global pandemic and major disruptions to economies and markets around the world, including the United States. The COVID-19 pandemic and its effects could disrupt the operations of the Fund and its service providers, adversely affect the value and liquidity of the Fund’s investments, and negatively impact the Fund’s performance and your investment in the Fund.

Prospectus: Principal Risks of the Fund

Market Disruption and Geopolitical Risk: Geopolitical and other events (e.g., wars, terrorism or natural disasters) may disrupt securities markets and adversely affect global economies and markets, thereby decreasing the value of the Fund’s investments. Sudden or significant changes in the supply or prices of commodities or other economic inputs (e.g., the marked decline in oil prices that began in late 2014) may have material and unexpected effects on both global securities markets and individual countries, regions, sectors, companies, or industries, which could significantly reduce the value of the Fund’s investments. Terrorist attacks, ~~or~~ natural disasters, epidemics or pandemics could result in unplanned or significant securities market closures or declines. Securities markets also may be susceptible to market manipulation (e.g., the manipulation of the LIBOR) or other fraudulent trading practices, which could disrupt the orderly functioning of markets, increase overall market volatility or reduce the value of investments traded in them, including investments of the Fund. Instances of fraud and other deceptive practices committed by senior management of certain companies in which the Fund invests may undermine Lord Abbett’s due diligence efforts with respect to such companies, and if such fraud is

Ms. Jaea Hahn

May 1, 2020

discovered, negatively affect the value of the Fund’s investments. Financial fraud also may impact the rates or indices underlying the Fund’s investments.

…

Substantial government interventions (e.g., currency controls) also could adversely affect the Fund. War, terrorism, economic uncertainty, and related geopolitical events have led, and in the future may lead, to increased short-term market volatility and may have adverse long-term effects on U.S. and world economies and markets generally. Likewise, natural and environmental disasters, such as the earthquake and tsunami in Japan in early 2011, epidemics or pandemics, such as the COVID-19 outbreak which began in late 2019, and systemic market dislocations of the kind surrounding the insolvency of Lehman Brothers in 2008, ~~if repeated, would~~ have been highly disruptive to economies and markets, adversely affecting individual companies and industries, securities markets, interest rates, credit ratings, inflation, investor sentiment, and other factors affecting the value of the Fund’s investments. During such market disruptions, the Fund’s exposure to the risks described elsewhere in the “Principal Risks” section of the prospectus will likely increase. Market disruptions, including sudden government interventions, can also prevent the Fund from implementing its investment strategies and achieving its investment objective. To the extent the Fund has focused its investments in the stock index of a particular region, adverse geopolitical and other events in that region could have a disproportionate impact on the Fund.

The transmission of COVID-19 and efforts to contain its spread have resulted in, among other things, border closings and other significant travel restrictions and disruptions, significant disruptions to business operations, supply chains and customer activity, lower consumer demand for goods and services, event cancellations and restrictions, service cancellations, reductions and other changes, significant challenges in healthcare service preparation and delivery, and prolonged quarantines, as well as general concern and uncertainty. The impact of the COVID-19 outbreak could negatively affect the global economy, the economies of individual countries, and the financial performance of individual issuers, sectors, industries, asset classes, and markets in significant and unforeseen ways. The COVID-19 pandemic and its effects may be short term or may last for an extended period of time, and in either case could result in significant market volatility, exchange trading suspensions and closures, declines in global financial markets, higher default rates, and a substantial economic downturn or recession. The foregoing could disrupt the operations of the Fund and its service providers, adversely affect the value and liquidity of the Fund’s investments, and negatively impact the Fund’s performance and your investment in the Fund.

8.	We note that the Fund intends to pay distributions monthly and may implement a stable distribution policy. If so, please add a bullet point that discloses that the Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and, if applicable, amounts from the Fund’s affiliates that are subject to repayment by investors.

Response: The requested disclosure will be added.

Ms. Jaea Hahn

May 1, 2020

Prospectus Summary

Investment Strategy (pp. 8-9)

9.	With respect to the last sentence of the first paragraph, please confirm supplementally that any derivatives counted towards the Fund’s 80% policy will be valued on a mark-to-market basis.

Response: The Fund supplementally confirms that any derivatives counted towards the Fund’s 80% policy will be valued on a mark-to-market basis.

10.	Supplementally, please clarify whether floating rate loans include loans on lending platforms. If so, we may have additional comments.

Response: The Fund supplementally confirms that floating rate loans are not expected to include loans on lending platforms.

11.	Please state whether there are any guidelines to determine how much of the Fund’s portfolio the Adviser may invest in senior, subordinated, or covenant lite loans.

Response: The Fund may invest in senior, subordinated, and covenant lite loans to pursue its investment objective, as described in its investment strategy. The Fund does not have specific guidelines to determine how much of the Fund’s portfolio the Adviser may invest in senior, subordinated, or covenant lite loans.

12.	Please clarify whether there are any limitations on the total amount of lower tranches of the CLOs and other structured debt instruments that the Fund may hold in its portfolio.

Response: The Fund invests in lower tranches of the CLOs and other structured debt instruments to pursue its investment objective, as described in its investment strategy. The Fund does not have any limitations on the total amount of lower tranches of the CLOs and other structured debt instruments that the Fund may hold in its portfolio.

13.	In the first full paragraph on page 9, you state the Fund may invest in emerging market countries. Please disclose how the Fund will determine whether a country is an “emerging market.”

Response: The referenced disclosure is intended to convey that the Fund will be invested across a broad range of foreign securities and markets, rather than constrain the Fund’s ability to invest in certain markets, including in emerging markets. Because we believe the referenced disclosure is accurate, helpful to investors, and compliant with Form N-2, we respectfully decline to define “emerging markets.”

14.	Where appropriate, please add that the Fund is non-diversified and briefly explain what it means to be a non-diversified fund.

Ms. Jaea Hahn

May 1, 2020

Response: The Fund respectfully submits that it believes the existing disclosure provides sufficient information about the Fund’s non-diversified status. We note that the disclosure in the section “The Fund” on pages 1, 7 and 25 of the Prospectus states that the Fund is non-diversified. In addition, the Fund’s Principal Risks include “Non-Diversification Risk” disclosure which appears on pages 22 and 53 of the Prospectus. Further, in response to Comment 21, the Fund will move “Non-Diversification Risk” so it appears before “Cyber Security Risk.”

Distributions (p. 10)

15.	Please move the second sentence of the second paragraph (“The Fund may pay distributions from sources …”) to the discussion of Distribution Risk Factors.

Response: The sentence will be moved as requested.

Principal Risks of the Fund (pp. 10-22)

Interest Rate Risk (pp. 13-14)

16.	Please clarify that interest rate risk differs for fixed and floating rate instruments. In doing so, consider adding a risk factor related to floating/adjustable interest rate risk (e.g., risk of increased defaults if interest rates rise).

Response: In response to this comment, disclosure will be added to the “Principal Risks of the Fund” sections of the Prospectus. Language will be added to Interest Rate Risk as follows:

Interest rate changes generally have a more pronounced effect on the market value of fixed-rate instruments, such as corporate bonds, than they have on floating rate instruments, and typically have a greater effect on the price of fixed income securities with longer durations.

In addition, a new risk factor will be added as follows:

Floating Rate Interest Risk: Changes in short-term market interest rates may affect the yield on the Fund’s investments in floating rate debt. If short-term market interest rates fall, the yield on the Fund’s shares will also fall. Conversely, when short-term market interest rates rise, because of the lag between changes in such short-term rates and the resetting of the floating rates on the floating rate debt in the Fund’s portfolio, the impact of rising rates may be delayed. Substantial increases in interest rates may cause an increase in issuer defaults, as issuers may lack resources to meet higher debt service requirements.

Collateralized Loan Obligations and Other Collateralized Obligations Risk (p. 14)

17.	Please clarify whether the Fund will hold lower tranches of CLOs and, therefore, be subject to greater risk of loss.

Response: The Fund has revised its disclosures under “Principal Risks - Collateralized Loan Obligations and Other Collateralized Obligations Risk” as shown below.

Ms. Jaea Hahn

May 1, 2020

Collateralized Loan Obligations and Other Collateralized Obligations Risk: ~~An investment in a CLO can be viewed as investing in (or through) another investment adviser and is subject to the layering of fees associated with such an investment.~~ The cash flows from a CLO are divided into two or more classes called “tranches,” each having a different risk-reward structure in terms of the right (or priority) to receive interest payments from the CLO. The riskiest portion is the equity tranche which generally bears losses in connection with the first defaults, if any, on the bonds or loans in the trust and serves to provide some measure of protection to the other, more senior tranches from defaults. A senior tranche from a CLO trust typically has higher ratings and lower yields than the underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO securities as a class. The risks of an investment in a CLO depend largely on the type of the collateral held in the CLO portfolio and the tranche of securities in which the Fund invests. The risks of investing in a CLO can be generally summarized as a combination of economic risks of the underlying loans combined with the risks associated with the CLO structure governing the priority of payments, and include interest rate risk, credit risk, liquidity risk, prepayment risk, and the risk of default of the underlying asset, among others. A CLO’s collateral manager may have discretion to manage the CLO’s portfolio, and the fees and expenses of the CLO may reduce the returns of certain CLO tranches. A CLO’s collateral manager may have discretion to manage the CLO’s portfolio, and the fees and expenses of the CLO may reduce the returns of certain CLO tranches.

Zero Coupon Bonds Risk (p. 17)

18.	Please explain why zero coupon bonds risk is a principal risk of investment in the Fund, particularly since the Fund invests primarily in floating rate securities and zero coupon bonds are not identified as a principal investment of the Fund.

Response: Zero coupon bonds are not principal investments of the Fund and the related principal risk disclosure will be removed from the prospectus.

Foreign and Emerging Market Risk (pp. 20-21)

19.	Please consider breaking out Emerging Market Risk from Foreign and Emerging Market Company Risk.

Response: The Fund believes that the existing risk disclosure provides sufficient detail to accurately portray the risk created by the Fund’s emerging markets investments. The Fund also believes the current form—inclusion with Foreign and Emerging Market Company Risk—is helpful to investors because it highlights the aggregate impact of both foreign market and emerging market risks on emerging market securities. The Trust therefore respectfully declines to revise disclosure in response to this comment.

Ms. Jaea Hahn

May 1, 2020

Distribution Risk (p. 20)

20.	Please expand the risk factor to discuss how the return of capital may adversely affect a shareholder (e.g., by reducing the amount available for the Fund to invest and reducing the tax basis of outstanding shares).

Response: The Fund’s Distribution Risk disclosure will be revised as follows:

Distribution Risk: Although the Fund may seek to maintain stable distributions, the Fund’s distribution rate may be affected by numerous factors, including but not limited to changes in realized and projected market returns, fluctuations in market interest rates, Fund performance, and other factors. There can be no assurance that a change in market conditions or other factors will not result in a change in the Fund distribution rate or that the rate will be sustainable in the future. To the extent the Fund does maintain stable distributions, such distributions may affect the ability of the Fund to be fully invested or may force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s performance. The Fund may make distributions in excess of its net income, resulting in a return of capital to shareholders. Diminution in the size of the Fund through returns of capital may limit the ability of the Fund to participate in new investment opportunities. Distributions that are returns of capital for tax purposes will reduce a shareholder’s tax basis in outstanding shares of the Fund and will result in capital gain to the shareholder to the extent such distributions exceed the shareholder’s tax basis in Fund shares.

Non-Diversification Risk (pp. 22-23)

21.	Please reconsider whether Non-Diversification Risk should appear at the end of the list of principal risks after more generic risk (i.e. Cyber Security Risk).

Response: Non-Diversification Risk will be moved to precede the more generic risk disclosures.

Summary of Fund Expenses (p. 23)

22.	Supplementally, please confirm that the expense limitation agreement referenced in footnote 2 to the Annual Fund Operating Expense Table will remain in effect for at least one year from the effective date of the prospectus.

Response: The Annual Fund Operating Expense Table will be revised to include fee and expense information. Because the Fund has not entered into a contractual expense limitation agreement with the Adviser, the fee and expense information will not reflect any fee waiver.

Use of Proceeds (page 25)

23.	Please consider whether under current market conditions, it may take longer than three months for the Fund to invest offering proceeds. If the Fund expects a delay, it must disclose the reason for the delay and add any corresponding risk disclosure. See Guide 1 to Form N-2.

Ms. Jaea Hahn

May 1, 2020

Response: The Fund does not currently expect that it will take longer than three months for the Fund to invest offering proceeds.

Prospectus

24.	The Fund’s disclosure regarding its objectives, investments, policies, and risks in response to Items 8.2 and 8.3 of Form N-2 repeats some information already presented in the Prospectus Summary. Please revise to remove duplicative disclosure.

Response: The disclosure will be revised as requested to remove duplicative disclosure.

25.	We note that the principal investments discussion (pp. 25-39) includes many types of fixed income securities such as zero coupon bonds that are not “floating rate” instruments. Please review and confirm that the list of securities includes only those that will be principal investments of the Fund and consider moving non-principal investments to the SAI.

Response: The list of securities included in the principal investments discussion will be revised as requested to include only those that will be principal investments of the Fund.

Management of the Fund (pp. 55-56)

26.	It appears that the Fund will invest a substantial amount of assets in foreign securities. If accurate, under “Portfolio Managers” on pages 55-56, please provide a basis to assess the expertise and experience of the Adviser and/or portfolio managers with respect to foreign investments. See Guide 9 to Form N-2.

Response: The Fund does not currently expect to invest a substantial amount of assets in foreign securities.

Statement of Additional Information

27.	Under “Temporary Defensive Investments” on page 2-40, the securities listed to be used for temporary defensive positions differ than those listed on pages 27 and 37 of the prospectus. Please reconcile.

Response: The “Temporary Defensive Investments” disclosure will be reconciled as requested.

28.	Under “Investment Restrictions” on page 3-1, please disclose any fundamental policy of the Fund with respect to short sales, purchases on margin, and the writing of put and call options. Item 17.2.b of Form N-2.

Ms. Jaea Hahn

May 1, 2020

Response: The Fund does not have fundamental policies with respect to short sales, purchases on margin, and the writing of put and call options and, accordingly, does not have policies to disclose in response to the referenced item.

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In addition, the Fund acknowledges in connection with this filing the following: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at (201) 827-2966.

Sincerely,

/s/ Pamela P. Chen
Pamela P. Chen
Vice President and Assistant Secretary
Lord Abbett Floating Rate High Income Fund